Filed pursuant to Rule 433

Registration No. 333-131888

Dated May 7, 2008

FREE WRITING PROSPECTUS OF AMBAC FINANCIAL GROUP, INC. WITH RESPECT TO THE OFFERINGS OF COMMON STOCK AND EQUITY UNITS

Company Name:	Ambac Financial Group, Inc. (“ABK”)

Common Stock Ticker:	NYSE “ABK”

I. Common Stock Pricing Terms

Common Stock Offering:	171,111,112 shares of Common Stock, par value $0.01 per share (the “Common Stock”)

Aggregate Offering Amount:	$1,155 million

Over-allotment Option:	25,666,667 shares of Common Stock within a period of 30 days

Price Per Share:	$6.75

Underwriting Discounts and Commissions Per Share:	$0.3459, exclusive of the structuring fee paid to Credit Suisse Securities (USA) LLC equal to 1% of gross proceeds raised in any capital-raising transaction by ABK

Use of Proceeds:	ABK intends to contribute the net proceeds from the offering of Common Stock, the offering of Equity Units and the Private Placement to Ambac Assurance Corporation, ABK’s principal operating subsidiary, in order to increase its capital position, except for approximately $100 million of net proceeds, which ABK will retain to provide incremental holding company liquidity to pay principal and interest on its indebtedness, to pay its operating and other expenses and to pay dividends on its capital stock

Trade Date:	March 6, 2008

Offering Settlement Date:	March 12, 2008

II. Equity Units Pricing Terms

Equity Units Offering:	5,000,000 Equity Units (initially consisting of 5,000,000 Corporate Units)

Registration Format:	SEC Registered

Title of Securities:	Equity Units (initially consisting of Corporate Units)

Aggregate Offering Amount:	$250 million ($287.5 million if the underwriters exercise their over-allotment option in full)

Over-allotment Option:	$37.5 million within a period of 13 days

Stated Amount per Equity Unit:	$50

Underwriting Discounts and Commissions:	$7.5 million (excluding underwriters’ over-allotment option to purchase up to 750,000 additional Equity Units)

Common Stock Offering:	The completion of this Equity Units Offering is contingent upon the completion of the concurrent Common Stock Offering described above.

Initial Senior Note Coupon:	9.5% per year

Initial Senior Note Maturity Date:	February 15, 2021

Contract Adjustment Payment Rate:

0.0% per year of the Stated Amount per Equity Unit ($0 per year per Equity Unit)

An additional 5.0% per year of the Stated Amount per Equity Unit from and including the 120th day following the Offering Settlement Date if by such date the Authorized Share Condition (as defined) is not satisfied to, but excluding, the date on which the Authorized Share Condition is satisfied

Total Distribution Rate:	9.5% (or 14.5% from and including the 120th day following the Offering Settlement Date if by such date the Authorized Share Condition is not satisfied to, but excluding, the date on which the Authorized Share Condition is satisfied)

Reference Price:	$6.75 (offering price of the Common Stock pursuant to Common Stock Offering)

Threshold Appreciation Price:	$7.97 (represents an appreciation of approximately 18% over the Reference Price)

Minimum Settlement Rate (as defined):	6.2775 shares of Common Stock (subject to adjustment)

Maximum Settlement Rate (as defined):	7.4074 shares of Common Stock (subject to adjustment)

Series A Preferred Stock Additional Dividend:	An additional $67.50 per annum per share (or $0.675 for each 1/100th fractional share) from and including the 120th day following the Offering Settlement Date if by such date the Authorized Share Condition is not satisfied to, but excluding, the date on which the Authorized Share Condition is satisfied

Trade Date:	March 6, 2008

Offering Settlement Date:	March 12, 2008

Purchase Contract Settlement Date:	May 17, 2011

First Note Coupon and Contract Adjustment Payment Date:	May 15, 2008

Estimated Net Proceeds to ABK from this Offering:	Approximately $242.5 million (approximately $280.0 million if the underwriters exercise their over-allotment option in full), after deducting the underwriter’s discounts and commissions and estimated operating expenses payable by ABK.

Use of Proceeds:	ABK intends to contribute the net proceeds from the offering of Common Stock, the offering of Equity Units and the Private Placement, to Ambac Assurance Corporation, ABK’s principal operating subsidiary, in order to increase its capital position, except for approximately $100 million of net proceeds, which ABK will retain to provide incremental holding company liquidity to pay principal and interest on its indebtedness, to pay its operating and other expenses and to pay dividends on its capital stock.

Listing:	ABK has applied to list the Corporate Units on the NYSE.

CUSIP for the Corporate Units:	023139 702

ISIN for the Corporate Units:	US0231397029

CUSIP for the Treasury Units:	023139 801

ISIN for the Treasury Units:	US0231398019

CUSIP for the Senior Notes:	023139 AG3

ISIN for the Senior Notes:	US023139AG32

Underwriters:	Credit Suisse Securities (USA) LLC, Citigroup Global Markets, Inc., Banc of America Securities LLC and UBS Securities LLC are the joint bookrunners for the offering. Keefe, Bruyette & Woods, Inc. is a co-manager.

Creating Treasury Units:	If the Treasury portfolio has replaced the senior notes as a component of the Corporate Units, holders of Corporate Units may create Treasury Units by substituting new treasury securities for the applicable ownership interest in the Treasury portfolio only in integral multiples of 360,000 Corporate Units.

Recreating Corporate Units:	If the Treasury portfolio has replaced the senior notes as a component of the Corporate Units, holders of Treasury Units may recreate Corporate Units by substituting an applicable ownership interest in the Treasury portfolio for the new treasury securities only in integral multiples of 360,000 Treasury Units.

Early Settlement:

Holders of Equity Units may settle a purchase contract at any time on or prior to the second business day immediately preceding the purchase contract settlement date by paying $50 cash per Equity Unit, in which case 6.2775 shares of Common Stock, subject to adjustment, will be issued to such holder.

If the Treasury portfolio has replaced the Senior Notes as a component of the Corporate Units, holders of Corporate Units may settle early only in integral multiples of 360,000 Corporate Units.

Early Settlement Upon Cash Merger

If the Treasury portfolio has replaced the Senior Notes as a component of the Corporate Units, holders of Corporate Units may exercise the merger early settlement right only in integral multiples of 360,000 Corporate Units.

The following table sets forth the Stock Price, Effective Date and an amount of make-whole shares issuable upon the exercise of a merger early settlement right:

Stock Price on Effective Date

Effective Date	$2.50	$4.00	$5.50	$6.75	$7.97	$10.00	$12.50	$15.00	$20.00	$25.00	$30.00	$35.00

March 12, 2008	3.8034	1.6454	0.6772	0.2346	1.0941	0.8253	0.6485	0.5476	0.4357	0.3707	0.3250	0.2897

May 15, 2009	2.6529	1.0134	0.2107	0.0000	0.7524	0.5517	0.4358	0.3768	0.3126	0.2707	0.2377	0.2108

May 15, 2010	1.5362	0.5311	0.0000	0.0000	0.4664	0.3112	0.2467	0.2217	0.1892	0.1609	0.1375	0.1192

May 17, 2011	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock price and effective date applicable to a cash merger may not be set forth on the table, in which case:

• if the stock price is between two stock price amounts on the table or the effective date is between two dates on the table, the amount of make-whole shares will be determined by straight line interpolation between the make-whole share amounts set forth for the higher and lower stock price amounts and the two dates, as applicable, based on a 360-day year;

• if the stock price is in excess of $35.00 per share (subject to adjustment as described above), then the make-whole share amount will be zero; and

• if the stock price is less than $2.50 per share (subject to adjustment as described above), which we refer to as the minimum stock price, then the make-whole share amount will be determined as if the stock price equaled the minimum stock price, using straight line interpolation, as described above, if the effective date is between two dates on the table.

Allocation of Beneficial Interest in Senior Notes per Unit; Comparable Yield and Projected Payment Schedule	$4.2062 to purchase contract; $45.7938 to beneficial interest in senior notes. The comparable yield is 11% and the projected payments for the Senior Notes per $50 of principal amount are $0.83 on May 15, 2008, $1.19 for each subsequent quarter ending on or prior to February 15, 2011, and $2.48 for each quarter ending after February 15, 2011. The Company has also determined that the projected payment for the Senior Notes, per $50 of principal amount, at the maturity date is $52.48 (which includes the Stated Amount of the Senior Notes as well as the final projected interest payment). As a result, you will be required to include amounts in income in excess of the stated interest on the notes.

III. Arrangement with Respect to the Common Stock

A. Underwriting Arrangements

In connection with our public offering of Common Stock, the underwriters for that offering have agreed to purchase an aggregate of 60 million shares of Common Stock (the amount committed by an underwriter pursuant to this sentence being such underwriter’s “Commitment Amount”) which constitute unsold allotments of shares of Common Stock in the public offering, at a purchase price per share of $6.75, less underwriting discounts and commissions per share of $0.3459.

The underwriters have agreed to purchase unsold allotments and, in connection therewith, have agreed that they will not sell or transfer the Common Stock purchased as unsold allotments. Specifically, each underwriter has agreed that it will not, directly or indirectly, without the prior written consent of the Company, offer, sell, contract to sell, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition, whether by actual disposition or effective economic disposition due to cash settlement or otherwise, by the undersigned, any affiliate of the undersigned or any person in privity with the undersigned) or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to such underwriter’s unsold allotment of stock (the “Subject Stock”); provided that, for the avoidance of doubt, such lock-up shall not restrict ordinary market making activities, open market purchases and sales of Common Stock held on or acquired in the open market after the date of this free writing prospectus (other than the Subject Stock) and, provided, further, that this provision shall not restrict the transfer of Subject Stock to an affiliate as long as the affiliate transferee agrees for the benefit of the Company to be bound by the terms hereof.

The lock up agreement terminates, with respect to each underwriter, (i) 60 days after the consummation of the offerings for a number of shares of Common Stock equal to one third of such underwriter’s Commitment Amount, (ii) 90 days after the consummation of the offerings for an additional one-third of such underwriter’s Commitment Amount and (iii) 120 days after consummation of the offerings for the remaining shares of Common Stock, if any; provided that (a) in no event will the lock-up be any more restrictive than any other lock-up or similar agreement agreed to by the Company, any other underwriter in connection with the offerings, or any party in any subsequent capital raising transaction and, if any such party is provided with a less restrictive lock up or similar agreement the lock-up will be modified to conform to such agreement and (b) the Company will not release any party from any such lock-up or similar agreement unless each other party is so released and will otherwise seek to enforce the obligations of the parties to such lock-ups and similar agreements.

In connection with any resale by an underwriter of unsold allotments, we have agreed to update the registration statement and the final prospectuses for the offerings of the Common Stock and the Equity Units at any time if such registration statements and the final prospectuses contain an untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. Such updates will be at our expense.

We have further agreed in connection with sales of unsold allotments to allow the underwriters to perform updated due diligence customary for public offerings of common stock.

B. Private Purchase

Certain entities (the “Private Purchasers”) have entered into a Private Placement Letter (the “Letter Agreement”) dated March 6, 2008, with us, pursuant to which they will purchase, on a private placement basis, up to an aggregate of 14,074,074 shares of Common Stock at a price of $6.75 per share subsequent to, but on the same date, as the closing of this offering.

The obligations of the Private Purchasers are subject to certain conditions.

The Private Purchasers have also entered into lock-up agreements pursuant to which they have agreed to restrictions on their ability to sell or transfer the shares of Common Stock they purchased in the Private Placement that are substantially the same as the restrictions agreed upon by the underwriters in their lock-ups described above. In addition, the Private Purchasers will be released from their obligations under the lock-ups in the event the Company obtains a release from the underwriters of its obligations under the 120-day lock-up agreement the Company entered into for the benefit of the underwriters in connection with the offering.

We have agreed to provide the Private Purchasers with first priority demand and piggyback registration rights with respect to the Common Stock purchased, with the intended effect of such rights being to provide the Private Purchasers with the ability to make registered sales of such Common Stock (when they are no longer restricted from doing so pursuant to the lock-up agreements) that is equivalent in all material respects to the opportunity available to the underwriters in respect of the unsold allotments purchased by the underwriters.

The Private Purchasers will be paid an 8% fee payable upon consummation of the offering. This fee is based upon the aggregate commitments of the Private Purchasers. In addition, we have agreed to, upon consummation of the offering, reimburse the Private Purchasers promptly upon request for the fees and expenses of their legal and financial advisers and outside counsel, subject to a cap of between $7.5 million and $10 million to be negotiated.

The Private Purchasers and we have agreed to provide one another with certain indemnification rights.

We have filed a registration statement (including a prospectus and two prospectus supplements) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplements in that registration statement and other documents we have filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, each of the prospectuses will be sent to you if you request them by calling Credit Suisse Securities (USA) LLC toll free at 1-800-221-1037 or UBS Investment Bank toll free at 1-888-827-7275.

March 7, 2008